                                                             Exhibit 99.(a)(5)

                         EQUITY RESOURCE LEXINGTON FUND
                               LIMITED PARTNERSHIP

                                 14 Story Street
                               Cambridge, MA 02138

                                  June 19, 2001

                       REVISED OFFER TO PURCHASE UNITS IN
                       URBAN IMPROVEMENT FUND LIMITED 1973
                                FOR $225 PER UNIT

Dear Limited Partner:

Equity Resource Lexington Fund Limited Partnership(the "Lexington Fund" or "Purchaser") has revised its June 7, 2001 offer to purchase limited partnership units in Urban Improvement Fund Limited 1973 (the "Partnership") and is now offering to pay limited partners $225 per unit.

LEXINGTON FUND'S OFFER PRICE IS HIGHER THAN THE PRICE WE UNDERSTAND IS CURRENTLY BEING OFFERED BY AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP AND, TO THE BEST OF THE PURCHASER'S KNOWLEDGE, IS HIGHER THAN ANY OTHER OFFER TO PURCHASE YOUR UNITS.

Lexington Fund will pay $225 per unit to all limited partners who tender their units during the tender offer period, which runs until July 5, 2001. This includes limited partners who have already tendered their units pursuant to our June 7, 2001 mailing. Refer to the Lexington Fund's Schedule TO tender offer for all other terms and conditions of the offer. This offer expires on July 5, 2001.

Limited partners who wish to sell their units should complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope. If you have any questions or need a copy of the Purchaser's original offer, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800, or e-mail them at info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP